Exhibit 19.1

WhiteHorse Finance, Inc.

Insider Trading Policy

1.	Clearance of Transactions

WhiteHorse Finance, Inc. (the “Corporation”) requires that all purchases and sales of Corporation securities by all directors, managers, partners, officers and employees of the Corporation, H.I.G. Capital, LLC (“H.I.G. Capital”) or H.I.G. WhiteHorse Advisers, LLC (the “Adviser”) (collectively, the “Covered Personnel”) (and their respective immediate family members) be cleared by the Chief Compliance Officer or his designee prior to placing any order related to such transactions.  The Chief Compliance Officer or his designee will review your request and follow up as soon as possible.

2.	Window Period

After receiving clearance in writing or by email, Covered Personnel may purchase or sell securities of the Corporation only during a designated “window period.”  Under this Insider Trading Policy, the “window period” begins at the opening of trading on the third business day after the Corporation publicly releases its quarterly or annual financial results.  The window period extends for 30 calendar days thereafter.  Should the end of the “window period” fall on a weekend, such window will be extended through close of business on the following business day.  Significantly, however, even during a “window period,” Covered Personnel may not engage in transactions involving securities of the Corporation if he or she is in possession of material, nonpublic information on the trade date.

3.	Avoidance of Speculative Transactions

Certain types of transactions as well as the timing of trading may raise an inference of the improper use of inside information.  In order to avoid even the appearance of impropriety, the Corporation discourages trades by Covered Personnel that are of a short-term, speculative nature rather than for investment purposes.  Short-selling and margining of (borrowing against) securities of the Corporation are prohibited.

4.	Limited Disclosure

Covered Personnel who have access to material information regarding the Corporation or its operations should exercise the utmost caution in preserving the confidentiality of that information.  If anyone becomes aware of a leak of material information, whether inadvertent or otherwise, he or she should report such leak immediately to the Chief Compliance Officer or the Chief Executive Officer.  Any insider who “leaks” inside information to a “tippee” may be equally liable with the tippee to third parties for any profit of the tippee.  Of course, it will be necessary from time to time, for legitimate business reasons, to disclose material information to persons outside of the Corporation.  Such persons might include commercial bankers, investment bankers or other companies with whom the Corporation may be pursuing a joint project.  In such situations, material nonpublic information should not be conveyed until an express understanding, typically in the form of a nondisclosure agreement (“NDA”) has been reached that such information may not be used for trading purposes and may not be further disclosed other than for legitimate business reasons.  Please contact the Chief Compliance Officer or the Chief Executive Officer before disclosing any material non-public information regarding the Corporation to a third party or entering into an NDA.

5.	Rule 10b5-1 Planss

Covered Persons may implement a so-called Rule 10b5-1 plan, which is a written plan for trading securities that is designed in accordance with Rule 10b5-1(c) under the Exchange Act.  A Rule 10b5-1 plan that is established in good faith at a time when a person is unaware of material non-public information provides such person with an affirmative defense against accusations of insider trading when such person executes pre-planned trades.  Covered Persons are required to consult with and receive the approval of the Chief Compliance Officer prior to entry into a Rule 10b5-1 plan.

Employees of H.I.G. Capital who wish to seek clearance to purchase or sell securities of the Corporation should also follow H.I.G. Capital’s procedures for securities trading.